Exhibit 99(a)(5)(G)

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer is made only by the Offer to Purchase dated July 18, 2006 and any amendments or supplements thereto. Tenders will not be accepted from or on behalf of holders of securities in any jurisdiction where making the tender offer or the acceptance thereof would be unlawful.

Offer to Purchase for Cash

All Outstanding Shares

of

Perdigão S.A.

by

Sadia S.A.

at

R$27.88 Per Share

        Sadia S.A., a corporation organized under the laws of the Federative Republic of Brazil, is offering to purchase all outstanding Perdigão S.A. shares at a price of R$27.88 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2006 and any amendments or supplements thereto. Sadia is required to adjust the offer price in accordance with the regulations of the Securities and Exchange Commission of Brazil, or "CVM," and intends to do so by reference to the Wide National Consumer Price Index as published by the Brazilian Geography and Statistics Institute. Under no circumstances will interest on the purchase price be paid by Sadia regardless of any delay in making that payment.

        The tender offer is conditioned on, among other things, a majority of all outstanding shares of Perdigão being tendered. The offer is not conditioned on obtaining financing.

        The offer will expire at 5:00 p.m., New York City time, on August 31, 2006, unless extended (the "Share Registration Deadline"). Sadia does not intend to provide a subsequent offering period. Upon the terms and subject to the conditions in the Offer to Purchase, Sadia will purchase the shares in an auction to be held on the electronic system of the São Paulo Stock Exchange, or the BOVESPA. To tender shares in the offer holders must participate in the auction, which requires that they register to do so no later than 5:00 p.m., New York City time, on the last business day prior to the date of the auction. The auction is expected to be held on the business day immediately following the 35th day following the date of announcement by Sadia of a Registration Commencement Notice, which shall be announced by press release after the disclosure by Perdigão's management of the Valuation Report required by Perdigão's bylaws (which is required to be disclosed by August 31, 2006). Withdrawal rights shall expire immediately prior to the start of the auction. Sadia intends to extend the offer until the last business day prior to the date of the auction. If the offer is extended or Sadia otherwise modifies the terms of the offer, Sadia will make an announcement of that fact.

        In order to participate in the tender, persons that hold American Depositary Shares, or "ADSs" (as evidenced by American Depositary Receipts), representing shares of Perdigão must obtain the shares underlying their ADSs, transfer those shares to an account at the Brazilian clearing and settlement agency, or the "CBLC," and have a Brazilian broker tender the shares in the auction. In order to obtain the underlying shares, the ADS holder must surrender its ADSs to The Bank of New York and withdraw the underlying shares from the ADS program. Sadia is not able to estimate how long it will take The Bank of New York to process the withdrawal request and recommends contacting The Bank of New York directly. Each ADS represents two shares of Perdigão. Holders of ADSs are advised to act well in advance of the Share Registration Deadline to ensure adequate time to tender.

        A shareholder who holds shares of Perdigão directly must (1) register with ABN AMRO Real Corretora de Câmbio e Valores S.A. or any other BOVESPA- authorized brokerage firm in such a way that the brokerage firm may represent it in the auction and (2) ask the broker to tender its shares in the auction on its behalf. It is the shareholder's responsibility to contact a broker sufficiently in advance of the Share Registration Deadline to ensure adequate time for the broker to follow the brokerage firm procedures described in Offer to Purchase.

        To tender shares in the tender offer, including shares underlying ADSs, a shareholder or ADS holder must register for the tender offer no later than the Share Registration Deadline. The steps the shareholder or ADS holder must follow in order to register differ according to whether it holds ADSs representing shares or whether it holds shares directly. In either case, Sadia recommends that shareholders and ADS holders contact their broker, representative, custodian or other nominee, or the Information Agent, for additional information with respect to registration and related requirements.

        If prior to the Share Registration Deadline Sadia increases the price offered to holders of shares in the offer, then Sadia will pay the increase to all holders of shares that Sadia purchases in the offer, whether or not the shares were tendered before the increase in price.

        Shareholders or ADS holders that have registered for the offer may withdraw from the offer, but they may do so only as described in the Offer to Purchase. For a withdrawal to be effective, the broker who has been instructed to tender shares in the auction must withdraw those shares from the Brazilian clearing and settlement agency, or CBLC, account maintained for the offer prior to the start of the auction. Any tender of shares will be irrevocable after that time. If a shareholder wishes to withdraw the tender of its shares, it is the responsibility of the shareholder to ensure that the broker who has been instructed to tender its shares receives instructions to withdraw the tender of those shares before that time. In order to withdraw from the tender offer, shareholders and ADS holders should follow the instructions in the Offer to Purchase.

        To withdraw, the shareholder or its representative in Brazil must contact the broker that it has instructed to tender shares on its behalf in sufficient time to enable the broker to withdraw its shares from the CBLC account maintained for the tender offer, and must provide any documentation required by the broker.

        Sadia is undertaking this tender offer to purchase up to 100%, but at least a majority, of Perdigão's shares, including those shares represented by ADSs, as a step towards obtaining control of, and ultimately obtaining the entire equity interest in, Perdigão.

        Following the purchase of a majority of the outstanding shares in the offer, Sadia intends to seek to consummate a merger of shares with Perdigão in which each remaining Perdigão share would be exchanged for Sadia shares at an exchange ratio to be determined at that time. Sadia estimates that the merger of shares will occur within 90 days after the auction. As a result of the merger of shares, Sadia anticipates that Perdigão will become a wholly-owned subsidiary of Sadia. Sadia will propose an exchange ratio to exchange Perdigão shares for a combination of Sadia common and preferred shares (in a ratio of 37.63% common shares and 62.37% preferred shares). The exchange ratio will be determined by Sadia within the following ranges: (i) value of each share issued by Sadia: from R$6.97 to R$7.41; and (ii) value of each share issued by Perdigão: from R$25.28 to R$27.25. The merger of shares will be subject to the approval of the respective shareholders of Sadia and Perdigão. If the minimum condition is satisfied, Sadia will own sufficient shares to approve the merger of shares without the vote of any other shareholder. Perdigão shareholders will have certain rights to dissent in the merger of shares. The exact timing and other details of any merger of shares or other similar business combination involving Perdigão necessarily will depend upon a variety of factors, including the number of shares Sadia acquires pursuant to the offer.

        The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated into this announcement by reference. Sadia is also filing with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the tender offer.

        The receipt of cash in exchange for shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may be a taxable transaction under Brazilian law, depending on the circumstances. Holders should review the description of U.S. federal income tax consequences and Brazilian tax consequences contained in the Offer to Purchase when evaluating the offer.

        The Offer to Purchase contains important information that should be read carefully before any decision is made regarding the offer. The Offer to Purchase is intended solely for holders of Perdigão shares and holders of ADSs representing Perdigão shares who are residents of the United States of America. Separate offering materials in Portuguese are being made available to holders of Perdigão shares who are not residents of the United States.

        Any questions or requests for assistance or additional copies of the Offer to Purchase may be directed to the information agent listed below. Beneficial owners may also contact their broker, dealer, nominee, custodian or other representative for assistance concerning the tender offer. Additional copies of the Offer to Purchase will be forwarded at Sadia's expense.

        The Information Agent for the Tender Offer is:

48 Wall Street
New York, New York 10005

Call Toll Free in the U.S.: 1-888-567-1626
Banks and Brokers Call: 1-212-269-5550

July 18, 2006